Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the years period indicated:

	Successor				Predecessor
	For the Three Months Ended March 31, 2009	For the Twelve Months Ended December 31, 2008	For the Twelve Months Ended December 31, 2007	For the Two Months Ended December 31, 2006	For the Ten Months Ended December 31, 2006	For the Twelve Months Ended December 31, 2005	For the Twelve Months Ended December 31, 2004
Earnings:

Earnings (loss) from continuing operations before taxes	$(43)	$118	$22	$(105)	$9,021	$(4,513)	$402
Fixed charges (see below)	34	163	177	39	277	775	35
Amortization of capitalized interest	1	2	1	—	5	7	8
Capitalized interest	(3)	(9)	(11)	(2)	—	—	2
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—	—

Earnings, as adjusted	$(11)	$274	$189	$(68)	$9,303	$(3,731)	$447

Fixed Charges:

Portion of rents representative of interest expense (33%)	$6	$31	$32	$5	$22	$27	$27
Interest on indebtedness, including amortization of deferred loan costs	25	123	134	32	255	748	10
Capitalized interest	3	9	11	2	—	—	(2)

Total fixed charges	$34	$163	$177	$39	$277	$775	$35

Ratio of earnings to fixed charges	N/A (a)	1.7	1.1	N/A (b)	33.6	N/A (c)	12.8

(a)	We would have had to generate additional earnings of $45 million in the three months ended March 31, 2009 in order to achieve a coverage ratio of 1:1.
(b)	Due to the losses incurred for adjustments due to bankruptcy proceedings, we would have had to generate additional earnings of $107 million in the two months ended December 31, 2006 in order to achieve a coverage ratio of 1:1.
(c)	Due to the losses incurred for adjustments due to bankruptcy proceedings, we would have had to generate additional earnings of $4.506 billion in the twelve months ended December 31, 2005 in order to achieve a coverage ratio of 1:1.